FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 4, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Appointment of New CEO dated 4 February, 2003

Exhibit No. 1

4 February 2003


                  BRITISH ENERGY APPOINTS NEW CHIEF EXECUTIVE


British Energy plc ("British Energy") is pleased to announce that Mike Alexander is appointed Chief Executive Officer with effect from 1 March 2003. Mr Alexander is currently Chief Operating Officer of Centrica plc.

Adrian Montague, Chairman of British Energy, said:

"I am delighted that he has agreed to join us. Mike is a highly regarded senior Director with just the right combination of skills and experience for British Energy at this critical time as we seek to reach agreement on our financial restructuring. He has an exceptional record in driving major organisational change and will bring great value to the business."

Mr Alexander commented:

"I am hugely excited to have the opportunity of driving the Company forward to ensure that it consolidates its position in the UK electricity market and of steering it through the next phase in its development."

Mr Alexander is a Chemical Engineer, Fellow of the Institution of Electrical Engineers and, prior to joining British Gas in 1991, spent an extensive period with BP plc in a variety of policy, commercial, engineering and marketing roles.
  His engineering background includes design, control, operation and maintenance of major process plant. Within British Gas, he moved from the asset management roles associated with upstream oil and gas production to the trading and marketing activities of the newly liberalised UK energy markets. As Managing Director of British Gas Trading, he led the transformation from a gas to energy supplier, building the electricity business and was responsible for the creation
of the Goldfish Credit Card.   He is also a non-executive director of Associated
British Foods plc.


For further information:              Andrew Dowler
                                      Financial Dynamics
                                      020 7831 3113


Notes

The search for a CEO was undertaken by Heidrick and Struggles.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 4, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations